                                   FORM U-7D

                       CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                       Amendment and Restatement

          A Certificate Pursuant to Rule 7(d) on Form U-7D under the Public Utility Holding Company Act of 1935 was filed on February 5, 1988 (the "Original Initial Filing"), as amended by the amendment filed on January 9, 1992 and the amendment filed on January 21, 1993, that relates to the financing of Unit 4 of the Irvington Generating Station, plus related common facilities, for the benefit of Tucson Electric Power Company as the lessee public utility company. Effective September 21, 1996, the beneficial interest therein was transferred to DFO partnership as described in Item 10. In connection with such transfer, the undersigned hereby submit this amended certificate, amending and restating the Original Initial Filing in its entirety as if this certificate were the initial filing. The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

          1.  Lessee public-utility company: Tucson Electric Power Company, an
                     Arizona Corporation ("Tucson").

              Address:  220 West Sixth Street
                        Tucson, Arizona  85701

          2.  Date of the Lease described herein: January 14, 1988, as Amended and Restated as of December 15, 1992.

          2a. Expected date facility will be placed in service:  The facility was placed in service on January 15, 1988.

          3.  Regulatory authority which has acted on transaction:

              Name:  Arizona Corporation Commission.

              Date of order:  The original order was issued on December 23, 1987 and the order relating to the restructured obligations of Tucson was issued on September 16, 1992.

          4.  Initial term of lease: A primary term of twenty-three (23) years from January 14, 1988 until January 15, 2011.

          4a. Renewal Options:  Tucson may elect to exercise renewal options, as follows:

                    Tucson may renew the lease for an unlimited number of fair market value renewal periods commencing upon the expiration of the primary lease term or any renewal period, with each renewal period extending for two or more years.

          5. Brief description of facility: Unit 4 of the Irvington Generating Station, with a nominal rating of approximately 110 MW when coal-fired and approximately 156 MW when gas- or oil-fired, plus related common facilities ("Unit 4").

          6. Manufacturer or supplier: Chas T. Main, Inc. has provided construction, engineering, design and procurement services in connection with the conversion of Unit 4 to a tri-fuel capacity.

          7.  Cost of facility:  $152,000,000.

          8. Basic Rent. Initial Term: The aggregate basic rent during the primary term will be approximately $277,826,587.

          8a. Periodic Installment. Amount: During the primary term, periodic installments for the remainder of the primary term will be as set forth in Annex A attached hereto and incorporated herein. During the fair market value renewal period referred to above, rent shall be at fair market value.

              Period:  Semi-annually.

          9. Holders of legal title to facility: Wilmington Trust Company, a Delaware banking association, not in its individual capacity but solely as Owner Trustee, and William J. Wade, not in his individual capacity but solely as Cotrustee (herein collectively referred to as "Owner Trustee"), under a Trust Agreement dated as of November 15, 1987.

                    Address:

                    Wilmington Trust Company
                    Rodney Square North
                    Wilmington, DE 19890
                    Attention:  Corporate Trust Administration

                    William J. Wade
                    c/o Richards, Layton & Finger
                    One Rodney Square
                    Wilmington, DE  19899

          10.  Holders of beneficial interests:  DFO Partnership

                    Address:
                    c/o Security Pacific Leasing Corporation
                    555 California Street
                    San Francisco, CA  94104

                    Effective September 21, 1996, Ford Motor Credit Company, the previous holder of the beneficial interest reported in the initial filing of the certificate on Form U-7D filed on February 5, 1988, transferred such beneficial interest to DFO Holding Company, Inc. Also effective September 21, 1996, DFO Holding Company, Inc. transferred such beneficial interest to DFO partnership. DFO Partnership is a New York general partnership, the general partners of which are Security Pacific Leasing Corporation and DFO Holding Company, Inc.

               Amount invested: $31,766,289

               Percent of equity:  one hundred percent of equity.

          11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

               Amount Borrowed: The debt is comprised of a public offering of $120,233,711 in the original aggregate principal amount of The Industrial Development Authority of the County of Pima Industrial Development Lease Obligation Refunding Revenue Bonds 1988 Series A (Irvington Project) (the "Bonds"). The Owner Trustee's obligations to pay principal and interest on the Bonds is evidenced by a Secured Loan Certificate.

               Interest Rate:  The Bonds bear interest at 7 1/4% per annum.

               Terms of repayment. Amount and Period: Payments of principal and interest on the Bonds coincide with the payment of rent described above.

Date executed:  October 21, 1996

Signature of holders of legal title:

                              WILMINGTON TRUST COMPANY, a Delaware banking association, not in its individual capacity but solely as Owner Trustee under a Trust Agreement dated as of November 15, 1987 with DFO Partnership (as successor to Ford Motor Credit Company)


                              By:  /s/ Edward L. Truitt, Jr.
                                  ----------------------------
                              Title: Financial Services Officer


                                  /s/ William J. Wade
                                 -----------------------------

                              William J. Wade, not in his individual capacity but solely as Cotrustee under a Trust Agreement dated as of November 15, 1987 with DFO Partnership (as successor to Ford Motor Credit Company)

Signature of holder of beneficial interest:

                              DFO PARTNERSHIP

                              By:  Security Pacific Leasing Corporation,
                                   its managing general partner


                                   By: /s/ Steven M. Jacobs
                                      -----------------------------
                                   Title:  Vice President

                                                    ANNEX A
                                 RENT SCHEDULE
                                 -------------

                                DATE               RENT
                            Jan 15, 1992       1848844.39
                            Jul 15, 1992       4259375.00
                            Jan 15, 1993       4259375.00
                            Jul 15, 1993       4259375.00
                            Jan 15, 1994       4259375.00
                            Jul 15, 1994       4259375.00
                            Jan 15, 1995       4259375.00
                            Jul 15, 1995       4259375.00
                            Jan 15, 1996       4259375.00
                            Jul 15, 1996      23759375.00
                            Jan 15, 1997       3912500.00
                            Jul 15, 1997       4590104.00
                            Jan 15, 1998      10099450.00
                            Jul 15, 1998       3301650.00
                            Jan 15, 1999      10351650.00
                            Jul 15, 1999       3046087.00
                            Jan 15, 2000       9366087.00
                            Jul 15, 2000       4279425.00
                            Jan 15, 2001       8346987.00
                            Jul 15, 2001       5441095.00
                            Jan 15, 2002      10777388.00
                            Jul 15, 2002       3620593.00
                            Jan 15, 2003       9618452.00
                            Jul 15, 2003       3779378.00
                            Jan 15, 2004       9708898.00
                            Jul 15, 2004       3690921.00
                            Jan 15, 2005      10314975.00
                            Jul 15, 2005       1617656.00
                            Jan 15, 2006       9208803.00
                            Jul 15, 2006       1368075.00
                            Jan 15, 2007      11292875.00
                            Jul 15, 2007       1107075.00
                            Jan 15, 2008      11523429.00
                            Jul 15, 2008        826137.00
                            Jan 15, 2009      13011137.00
                            Jul 15, 2009        384431.00
                            Jan 15, 2010       8113890.00
                            Jul 15, 2010       5476581.00